UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-35347

Clovis Oncology, Inc.

(Exact name of registrant as specified in its charter)

5500 Flatiron Parkway, Suite 110

Boulder, Colorado

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.001 par value per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 0

*As previously disclosed, on December 11, 2022, Clovis Oncology, Inc. (the “Company”) and certain of its subsidiaries, Clovis Oncology Ireland Limited and Clovis Oncology UK Limited (together with the Company, the “Debtors”), filed voluntary petitions under Chapter 11 of Title 11 of the United States Code in the United States Bankruptcy Court for the District of Delaware (such court, the “Court” and such cases, the “Cases”). On June 16, 2023, the Court entered an order confirming the Third Amended Joint Chapter 11 Plan of Liquidation for Clovis Oncology, Inc. and Its Affiliated Debtors, dated June 13, 2023 (as amended, modified, or supplemented from time to time, the “Plan”). On July 10, 2023 (the “Effective Date”), the Debtors filed a Notice of Effective Date with the Court and the Plan became effective in accordance with its terms. As of the Effective Date, and in accordance with the Plan, all outstanding shares of common stock of the Company (including shares of common stock issuable under equity awards granted under the Company’s equity incentive plans) have been canceled and discharged.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Clovis Oncology, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: July 10, 2023

CLOVIS ONCOLOGY, INC.

By:	/s/ Paul Gross
	Name:	Paul Gross
	Title:	Authorized Signatory